

September 19, 2022

Jonathan McGuire
Chief Executive Officer
Ra Medical Systems, Inc.
2070 Las Palmas Drive
Carlsbad, California 92011

**Re: Ra Medical Systems, Inc.**
**Registration Statement on Form S-3**
**Filed September 15, 2022**
**File No. 333-267443**

Dear Mr. McGuire:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Hsu